Form C

Cover Page

Name of issuer:

Housing Us Holdings II, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of incorporation/organization: NJ

Date of organization: November 15, 2021

Physical address of issuer:

Headquarters

707 Emerson Ave
Elizabeth, NJ 07208
United States

Website of issuer:

https://housingus.co

Name of intermediary through which the offering will be conducted:

Fundify Portal, LLC

CIK number of intermediary:

1788777

CRD number, if applicable, of intermediary:

306519

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Issuer has entered into a Listing Agreement with Fundify Portal, LLC to pay a success fee consisting of a 7.5% (seven and one-half percent) based on the dollar amount of securities sold in the Offering. This fee is to be paid upon disbursement of funds from Issuer's Fund America escrow account at the time of a closing, based on the Issuer achieving at least the target raise amount as specified in the Offering. The fee will be paid in cash and in securities of the Issuer under the same exact terms as those offered to the general public in the Offering. The percentage of the split between cash and securities is typically 6.0% in cash and 1.5% in securities, subject to negotiation and as specified in the Listing Agreement.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Not applicable

Type of security offered:

Common Stock - Class B

If Other, describe the security offered:

No answer provided

Target number of securities to be offered:

12,500

Price:

$2

Target offering amount:

$25,000

Oversubscriptions accepted:

Yes

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount (if different from target offering amount):

$250,000

Deadline to reach the target offering amount:

September 30, 2022 at 23:59:59 EDT

Current number of employees:

2

Company financials:

	Most recent fiscal year	Prior fiscal year
Total Assets	$0	--
Cash & Cash Equivalents	$0	--
Accounts Receivable	$0	--
Short-term Debt	$0	--
Long-term Debt	$0	--
Revenues/Sales	$0	--
Cost of Goods Sold	$0	--
Taxes Paid	$0	--
Net Income	$0	--

Select the jurisdictions in which the issuer intends to offer the securities:

☑ Alabama	☑ California	☑ District Of Columbia
☑ Alaska	☑ Colorado	☑ Florida
☑ Arizona	☑ Connecticut	☑ Georgia
☑ Arkansas	☑ Delaware	☑ Hawaii
☑ Idaho	☑ Missouri	☑ Pennsylvania

☑ Illinois	☑ Montana	☑ Rhode Island
☑ Indiana	☑ Nebraska	☑ South Carolina
☑ Iowa	☑ Nevada	☑ South Dakota
☑ Kansas	☑ New Hampshire	☑ Tennessee
☑ Kentucky	☑ New Jersey	☑ Texas
☑ Louisiana	☑ New Mexico	☑ Utah
☑ Maine	☑ New York	☑ Vermont
☑ Maryland	☑ North Carolina	☑ Virginia
☑ Massachusetts	☑ North Dakota	☑ Washington
☑ Michigan	☑ Ohio	☑ West Virginia
☑ Minnesota	☑ Oklahoma	☑ Wisconsin
☑ Mississippi	☑ Oregon	☑ Wyoming

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Housing Us Holdings II, Inc.

COMPANY ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer.:

☑ Yes

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Instructions:

Instructions:

If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?:

No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.:

Director Name	Principal Occupation	Year Joined as Director	Status
Hector Meneses	Finance	November 15, 2021	Full Time

Previous positions

Position	Responsibilities	Start date	End date
CFO	Finance & Accounting	November 15, 2021	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
PPG Industries	Cloud Financial Analyst	Financial Analysis	Manufacturing	November 2, 2020	
McMaster-Carr	Management Development Trainee - Finance	Supervised Finance Department Operations	Distributor	July 1, 2019	February 1, 2020
PPG Industries	Financial Planning and Analyst Intern	Financial Analysis	Manufacturing	May 2018 - Aug 2018	

Director Name	Principal Occupation	Year Joined as Director	Status
Jonathan Gibson	Real Estate, Academia	September 1, 2021	Full Time

Previous positions

Position	Responsibilities	Start date	End date
CEO/President	General Mangement	November 15, 2021	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
John Jay College of Criminal Justice	Assistant Professor	Teaching	Education	January 1, 2017	December 24, 2021
Jacob Realty	Director of	Responsible for day-to-day operations of 5-	Real Estate	May 1,	December

Jacob Realty
Employer

Operations
Position

office real estate company.
Responsibilities

Employer's
Principal Business

2010
Start date

31, 2012
End date

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.:

Officer Name	Title	Date Joined	Status
Hector Meneses	CFO/VP Finance	September 1, 2021	Full Time

Previous positions

Position	Responsibilities	Start date	End date
CFO	Finance & Accounting	November 15, 2021	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
PPG Industries	Cloud Financial Analyst	Financial Analysis	Manufacturing	November 2, 2020	
McMaster-Carr	Management Development Trainee - Finance	Supervised Finance Department Operations	Distributor	July 1, 2019	February 1, 2020

Officer Name	Title	Date Joined	Status
Jonathan Gibson	CEO/President	September 1, 2021	Full Time

Previous positions

Position	Responsibilities	Start date	End date
CEO/President	General Mangement	November 15, 2021	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
John Jay College of Criminal Justice	Assistant Professor	Teaching	Education	January 1, 2017	December 24, 2021
Jacob Realty	Director of Operations	Responsible for day-to-day operations of 5-office real estate company.	Real Estate	May 1, 2010	December 31, 2012

> **Instructions:**
>
> For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.:

Name	No. and Class of Securities now Held	% of Voting Power Prior to Offering
Hector Meneses	50,000 shares of Class F - Founder	50%
Jonathan Gibson	50,000 shares of Class F - Founder Shares	50%

> **Instructions:**
>
> he above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.
>
> To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.:

Description of Business

The purpose of the Company is the acquire, own, rent, lease, maintain, and otherwise invest in, hold for investment, exchange, sell and otherwise deal with real property. We aim to become a full-service real estate company through vertical business integrations for property management and brokerage that can assist in every aspect of real estate transactions. Our investment strategy is to identify residential real property that provide above average capitalization rates and cash-on-cash returns. Specifically, upon success of this equity round, Company will purchase the properties that an option to purchase exists as identified in Appendix B of the Offering Memorandum (318 N Church St, Allentown PA & 11 Church St. Ft. Fairfield, ME). Properties purchased by the Company, shall have fee simple title issued in the Company's name, or in the name of a wholly owned subsidiary Limited Liability Company of the Company. First, second, or other UCC lean positions may be authorized by the Company on any of the properties held by the Company by way of mortgage or promissory note.

The purpose of the company includes creating a material positive impact on society though socially conscious real estate investing. This includes the use of energy-efficient solutions and low-waste actions when renovating property. Additionally, our socially conscious impact involves renting procedures and tenant management that is mindful of the failures of real estate, renting, and to persons of color and historically marginalized groups.

The Company comprises of several operational units. Housing Us Holdings II, Inc. is the second holding company and together with Housing Us Holdings, LLC these two entities hold all real property assets. Housing Us Management, LLC is a sister entity that is responsible for the day-to-day management of the properties held by the two holding companies. Additionally, Housing Us General Contracting, LLC provides general contracting both to other Housing Us companies and the public. Finally, KW/Housing Us Realty Team, LLC is responsible for brokerage operations. By separating operations into different business entities losses due to liability from property management or brokerage operations are limited to those entities and thereby protect the real property investments of the holding companies. The information in this paragraph is for disclosure of related companies, but investors of the shares of this offering do not have a stake in Housings Us Holdings, LLC, Housing Us Management, LLC, Housings Us Realty, LLC d/b/a kw/Housings Us Realty Team, Housing Us General Contracting, LLC, or Housing Us Capital, LLC.

Competition

The company faces varying degrees of competition in the markets it operates in. There are thousands of individuals and companies that invest in real estate, provide property management services, brokerage, and investment opportunities. However, we believe the number of companies that have the ability to perform in all of these domains is limited. Further, the number of companies who operate with a social impact perspective is even more limited.

The company will face many private and public REIT/Gs in terms of competition to raise funds for similar investment opportunities. It is important to note that Housing Us is not an REIT and does not operate as a fund. Investors in this company are investing in an operating company and its possible future development of real estate assets.

Sales, Supply Chain, and Customer Base

The company does not manufacture, produce, or sell any products or standard services and, as such, does not have a typical supply chain or sales process. Instead, the bulk of the company revenues comes from rental revenue from owned investment properties and asset appreciation. Tenants are screened using 3rd party companies and technology in order to complete credit and background checks to ensure ability and probability of rent payment.

Any sale or disposition of real estate may be done targeting two different customer bases. Any properties that have been renovated will likely be sold on the retail market (listed through on the MLS through the KW/Housing Us Realty Team) to an end-buyer/owner-occupant. Investment properties and contracts may also be sold but may be done so with off-market and direct-to-investor transactions.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

These are the principal risks related to the company and its business:

- **Class B Shares are risky, are not guaranteed or secured, and may lose all of their value**. By participating in this investment, you understand the limitations to Class B Shares. No company or individual can or does guarantee the value of any Class B Shares. They are also non transferable and do not grant shareholders voting rights.

- **This is a brand-new company. Startups are inherently risky**. This company has limited to no operating history and minimal current revenues. If you are investing in this company, it's because you think the concept is a good idea, that the management team can effectively operate in the real estate space, and that the strategies outlined can produce positive cash flows leading to a positive return for investors. We have yet to turn a profit and there is no assurance that we ever will be profitable.

- **Any company valuation at this state is pure speculation**. No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security and whether you believe the company will be successful in what they do with your investment. Any valuation that is or may be presented is based on speculation, assumptions, industry averages, and historical data, as well as the limited operating history of a sister company (Housing Us Holdings, LLC), but these assumptions may not represent a distinctly accurate valuation.

- **Our business projections are only estimates based on current and expected market conditions and analysis of historical data**. There can be no assurance that the company will meet its projections or that it will be able to make annual distributions to holders of any class of stock. There can be no assurance that the company (and you) will make money. Any pro-forma data is meant purely for informational and planning purposes and should not be viewed as a representation of the company's future financial positions.

- **There will likely be fluctuations in real estate values and there is no ability to evaluate future investments**. There is no assurance that real estate investments will appreciate in value, regardless of historical data or trends. The general economy, market conditions, employment levels, and other economic factors may contribute positively or negatively to the Company's asset values and cash-flow potential. Any current market trends may not reflect future trends and rates. Furthermore, any current or historical company disbursements may not reflect future performance. Just because your investment makes money one year, does not mean it will continue making money in future years (and vice versa).

- **Use of leverage comes with risk**. The company does use leverage in order to enhance its buying power in an effort to generate higher percentage returns. Any monies leveraged by the Company may pose additional risks. It is understood that interest rates change, and markets fluctuate, which can impact the level of risk and reward realized through various leveraging tools by the company.

- **Class B Shares and Company Assets are not considered liquid**. By investing in the Company, any investor understands that the units purchased are not liquid and Class B Share owners may not be able to sell, redeem, or otherwise recoup the full investment amount at any one time. Additionally, company assets are not considered liquid, and company's ability too continue operations depend on working capital, monthly revenues, and future capital raises. The company's ability to fulfill an investor's requests for redemption is largely reliant on its current working capital and its amount of non-liquid assets may prevent such requests in part of in their entirety.

- **Business decisions may include close business relationships**. Company may transact with other companies, such as Housing Us Management, LLC, KW/Housing Us Realty Team, LLC, among others, on less than arm's length terms. Such deals will only be made if they are believed to be mutually beneficial for each party involved.

- **Company does not hold patents, trademarks, or copyrights**. One of the Company's most valuable assets

is its intellectual property, namely its investment and marketing strategies. We do not hold any patents, or trademarks, or copyrights. Company maintains and protects its Internet domain names and trade secrets. IP protection is subject to the actions of managers and employees. Our ability to turn profits and make distributions to investors relies on management's abilities to employ their strategies effectively and efficiently.

- **Any negative litigation regarding one property may affect company in other areas**. Due to the nature of real estate and property management, the company could be subject to litigation proceedings regarding a tenant-relationship, a property sale, or any other legal issue pertaining to such business actions and decisions. Any actions taken against one property may adversely affect other properties and the company's overall value and profit expectations. Company will aim to mitigate such risks through the use of many separate entities in which to house properties. Through this mitigation technique, company may be subject to a varying degree of tax laws and liabilities.

- **Real estate markets may move slowly and unpredictably**. Real estate markets move slowly compared to other investment vehicles (such as stocks, options, forex, et cetera). However, this is not always a good thing. When the market goes down, investors must realize that it could take many years to recoup losses incurred during down swings. Additionally, many outside economic factors have an effect on the housing market, making real estate a sometimes unpredictable market.

- **Risk of default on liabilities**. Due to the short-term nature of some of the Company's liability options, there is a risk of default. The company maintains several options to mitigate this risk (such as extending the maturity dates, refinancing into longer-term loans, or selling some assets if needed). However, there is still significant risk involved in any debt instrument, especially when those short-term debts exceed company's liquid assets. There can be no guarantee that company will be able to settle such liabilities without default.

- **Other risk factors specific to company and operations**. Hector Meneses owns 50% of the issued Class F Shares and Jonathan Gibson owns the other 50% of the issued Class F Shares and they will be able to control the company without input from investors in this offering; competition from larger firms with more equity could make executing the business plan difficult; the company may not be able to purchase the properties identified in the Form C and Offering Memorandum; potential need for federal, state, and/or local licenses/permits to complete this work may cause delays that impact profitability; the continuing COVID-19 pandemic, or another health or political emergency, global or localized, could create an economic climate where the ability of tenants to pay rents owed impacts operations, cash flows, and profitability; company may need to purchase insurance and those costs could impact profitability; the company may need to raise additional funds through the sale and issuance of additional securities with rights that may be better than those in this offering; the Company may experience unexpected costs relating to regulatory compliance with such laws as the Americans with Disabilities Act and regulations of the Department of Housing and Urban Development, among others; and, the Company may experience losses that are uninsurable that could impact the profitability of the company.

Instructions:

Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?:

The purpose of the Company is the acquire, own, rent, lease, maintain, and otherwise invest in, hold for investment, exchange, sell and otherwise deal with real property. We aim to become a full-service real estate company through

vertical business integrations for property management and brokerage that can assist in every aspect of real estate transactions. Our investment strategy is to identify residential real property that provide above average capitalization rates and cash-on-cash returns.

10. How does the issuer intend to use the proceeds of this offering?:

Use of Proceeds

	Minimum Offering Amount Sold	Maximum Offering Amount Sold
Total Proceeds	**$25,000**	**$250,000**
Fundify Fees (6%)	*$1,500*	*$15,000*
Net Proceeds	**$23,500**	**$225,000**

USE OF NET PROCEEDS

Property Acquisition:

Down-payment (equity)	**$15,000**	**$150,000**
Closing Costs (capitalized)	*$8,500*	*$75,000*

We are seeking to raise $250,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $25,000. We have agreed to pay Fundify Portal, LLC (Fundify), which owns the intermediary funding portal Fundify.com, a base fee of 6% (some exceptions apply) on all funds raised. Baring such exemptions, we will pay Fundify $1,500 only if we raise the minimum target amount and $15,000 if we raise the maximum offering amount.

The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the capital we intend to spend (or have already spent) on real estate acquisitions.

Specifically, we hope to invest in 1-4 units multi-family rental properties in addition to some residential rehab units. Further, company intends to launch marketing campaigns to further raise funds, targeting digital and social media marketing, making improvements to our website, and exploring direct outreach initiatives. Further details of these use of proceeds are as follows:

(1) Fundify. This figure is based on the 6% standard fee that the Company has agreed to pay Fundify Portal, LLC, barring any exceptional circumstances.

(2) Real Estate Acquisitions. The Company had identified two properties and has the option to purchase those properties with a successful capital raise from this Reg CF campaign (See optional properties in the appendix of the offering memorandum). The company will use additional funds raised up to approximately 225,000 (or 90% of the total raise) in order to purchase additional real estate assets as capital allows, focusing on cash-flowing rental units and high-yield residential fix and-flip properties. Due to the nature of real estate, Company's asset acquisition play may take time. The CEO and CFO will collaborate to determine the best strategy (timing and dollar amount) to implement in regards to capital used for real estate.

The identified uses of proceeds are subject to change at any time at the sole discretion of the executive officers and directors based on the ongoing business needs of the Company. The described uses herein are for planning purposes only and are based on current Company needs and current market conditions, which are always evolving.

> **Instructions:**
>
> An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Fundify is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?:

Shares purchased will be recorded on the books the the company. Company has engaged Two12, Inc. to record and manage the capitalization table of the company and to issue digital certificates to shareholders. Upon closing of the round, investors will receive confirmation of their shares from Two12, Inc. and a login to view their investment.

12. How can an investor cancel an investment commitment?:

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

receive, and refund the investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered:

Maximum of 125,000 Class B Stock ($250,000)

Minimum 12,000 Class B Stock ($25,000)

Type of Security Offered: Class B Common Stock

Purchase Price of Security Offered: $2

Minimum Investment Amount (per investor): $100

Early Bird Terms:
First 25k in the door:
$1000 investment - 1.02x (extra $20 = 10 shares)
$2500 investment - 1.04x (extra $100 = 50 shares)
$5000 investment - 1.06x (extra $300 = 150 shares)
$10,000 investment - 1.08x (extra $800 = 400 shares)
$25,000 investment - 1.1x (extra $2500 = 1250 shares)
Between 25k-100k:
$2500 investment - 1.02x (extra $50 = 25 shares)
$5000 investment - 1.04x (extra $200 = 100 shares)
$10,000 investment - 1.06x (extra $600 = 300 shares)
$25,000 investment - 1.08x (extra $2000 = 1000 shares)
$50,000 investment - 1.1x (extra $5000 = 2500 shares)

This means that eligible investors will receive bonus shares based on the size and timing of their investment. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share if applicable. Any investor bonuses will be calculated after the closing of the campaign.

14. Do the securities offered have voting rights?:

No

15. Are there any limitations on any voting or other rights identified above?:

Yes

16. How may the terms of the securities being offered be modified?:

It is the intention of the Company not to modify the current terms.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;

2. to an accredited investor;

3. as part of an offering registered with the U.S. Securities and Exchange Commission; or

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.:

Classes of Securities & Voting Rights.

- **Class A Preferred Stock**: 0 authorized; 0 outstanding.

There are a total of 0 Class A Shares currently authorized, however, Class A Shares may be used for future capital raises and are a preferred share. Class A Shares, if issued, are preferred over other shares for liquidation and receipt of future dividends is issued. Class A Shares are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

- **Class B Stock**: 125,000 authorized; 0 outstanding.

There are a total of 125,000 Class B Shares currently authorized. The Company may authorize additional Class B Shares for future capital raises. Class B Stock owners are not entitled to vote on any matter except as required by applicable law.

- **Class E (Employee) Stock**: 50,000 authorized; 2,000 outstanding.

There are 2,000 Class E (Employee) Shares currently outstanding. There are a total of 48,000 Class E (Employee) Shares that may be issued. Class E (Employee) Stock owners are not entitled to vote on any matter except as required by applicable law. The remaining 48,000 authorized Class E Employee Shares are in an employee option pool that allows the company to issue options to employees in the future.

- **Class F (Founder) Stock**: 100,000 authorized; 100,000 outstanding.

There are 100,000 Class F (Founder) Shares currently authorized and outstanding. Additional shares may be authorized. Class F (Founder) Shares are entitled to ten votes for each share held of record on al matters

submitted to a vote of the shareholders.

Priority of Distributions

As set forth in the Company's bylaws, the priority of distributions for all shares are as follows:

- Class A Stock, first
- Class B Stock, second
- Class E Stock, third
- Class F Stock, last

Rights to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of any class of Stock are entitled too distributions according to the following Distribution of Proceeds:

The Liquidator shall liquidate assets of the Company and make a Liquidation Distribution in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

- First, to the payment of all the Company's debts and liabilities to its creditors and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);
- Second, to the establishment of any additions to reserves that are determined by the CEO in their sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and,
- Third, to the owners of any class of stock in the same manner and order as Distributions are made in the Priority of Distributions.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?:

So long as any Shares are outstanding, in addition to any other vote or approval required under the Company's Charter or Bylaws, the Company will not, without the written consent of the holders of more than 50% of the Shares of the majority investors, either directly or by amendment, merger, consolidation, or otherwise: amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws in a manner which adversely affects the powers, preferences or rights of the Shares. Notwithstanding the foregoing, the Company may authorize additional Class A or Class B shares and amend the Company's Charter, Certificate of Incorporation, and/or Bylaws to authorize additional shares to raise future equity.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?:

No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?:

As the owners of the Class F Founder Shares, the principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Class B Shares, have no voting rights over the affairs of the company.

The Purchasers (the "Investors") of the securities offered, as holders of Class B Shares with no voting rights, do not have the voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.:

As the Issuer is a new company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied
upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Class B Shares
There is no public market for our Class B Shares, the securities to be issued in this offering. Consequently, the offering price and the valuation of our shares was determined by management. Among the factors that were considered in determining the offering price were our record of operations, our management, our estimated net income, our estimated funds from operations, our estimated cash available for distribution, our anticipated dividend yield, our growth prospects, the current market valuations, financial performance and dividend yields of similar companies comparable to us and the current state of the real estate industry and the economy as a whole.

The offering price does not necessarily bear any relationship to our book value, assets, financial condition or any other established criteria of value and may not be indicative of the market price for our shares after this offering. In addition, we have not conducted an asset-by-asset valuation of our stock based on historical cost or current market valuation. We also have not obtained an independent valuation from third-parties.

The valuation is based on the assumption that our total amount raised in this offering is $250,000, in which the investors in this offering will hold 100% of our Class B ownership interest.

Based on the above shareholding structure immediately after the offering and under certain assumptions set in our business plan, the internal rate of return for the investors in this offering is expected to be 25.7%.

Methods for how the securities may be valued by the issuer in the future

1. Net asset value ("NAV"), calculated by dividing the value of the net assets by the number of outstanding membership units.
2. Price/Book Value, Price/Earnings Ratio of companies similar and comparable to us.
3. Dividend Yield of companies similar and comparable to us.
4. Current market value of the properties owned by the Company minus total amount of debt owed by the Company.

Management will, from time to time, review the use of valuation methods in valuing our securities to ensure a fair and reasonable estimations in different situations and different corporate stages. For example, if the Company grows in size with significant assets accumulated, valuations based on our assets could be an appropriate approach to value the Company and the securities to be issued. The Company may hire independent third parties to assist in the assessment of the valuation of value the Company and the securities to be issued in the future.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?:

- The majority owner may make a decision that Purchasers would consider bad and that would put at risk Purchasers' interests in the Issuer.
- Although, as Class B Shares Unit holders, Purchasers would be entitled to a share of any proceeds from a sale of the entire business, Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are not entitled to any voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are not entitled to any anti-dilution rights (other than proportionate adjustments for stock splits and similar events). Therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?:

1. **Additional Issuances of Securities**

   Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

2. **Issuer Repurchases of Securities**
   The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

3. **A Sale of the Issuer or of Assets of the Issuer**
   Although as Membership Units holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

4. **Transactions with Related Parties**
   Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

N/A

> **Instructions:**
>
> Name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?:

N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

No

> **Instructions:**
>
> The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.
>
> Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.
>
> The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.
>
> Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

Financial Condition of the issuer

27. Does the issuer have an operating history?:

No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial projections and related notes that appear in this Form C. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute

could differ materially from those discussed in the forward looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operation
Housing Us Holdings II, Inc. is a New Jersey-based residential real estate holding company that seeks to hold income producing properties for cash flow and capital appreciation. Housing Us Holdings II, Inc's principal activities encompass property investment, property and project management our outsourced to Housing Us Management, LLC. In the long run, we aim to acquire a portfolio of diversified properties, which includes properties strategically located in newly urbanized areas and suburban areas of large cities, and the center of medium-sized cities in Pennsylvania and New Jersey.

Revenues, Operating Expenses and Net Income
As of February 1, 2022, we didn't record any revenues.
As of February 1, 2022, we had total operating expenses of $0.
As of February 1, 2022, our net income was $0.

Cash flows

As of February 1, 2022, the cash flow generated from operating activities was $0. As of February 1, 2022, the cash flow from investing activities was $0.

Our historical results and cash flows are not representative of what investors should expect in the

future.

Liquidity and Capital Resources
Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. As of February 1, 2022, the Company had cash and cash equivalents equal to $0.

As of February 1, 2022, the Company does not have any liabilities, material indebtedness nor any contingent liabilities.

The company does not have any lines of credit, credit cards, or other capital resources prior to a successful equity raise under this offering.

Discussion of our financial milestones and operational, liquidity and challenges
In this offering, the Company plans to issue Class B stock and use the proceed to acquire a real estate assets located in Allentown PA. Please see the Offering Memorandum for one property that is option-able.

If we can raise $250,000 in this offering, we are able to acquire several properties and pay for the cost of renovation and construction.

After the acquisition of properties, the Company expects to fund its operations and capital expenditure requirements by primarily rental income. If good property projects exist in the future, we may need to raise additional funds through public or private equity offerings or debt financings. Again, there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds.

There can be no assurances regarding the Company's business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

The Company is seeking a minimum of $25,000 in this offering. We expect that the Company's proceeds from this offering would be enough to finance its operation in the next 12 months.

The proceeds of this offering will provide us the capital to acquire the target real estate properties in Pennsylvania.

> **Instructions:**
>
> The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of
>
> capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Financial Information

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please reference the attached appendix document "Financial Attestation"

Stakeholder Eligibility

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security?:   No

involving the making of any false filing with the Commission?:   No

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding   No portal or paid solicitor of purchasers of securities?:

Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security?:   No

involving the making of any false filing with the Commission?:   No

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:   No

Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from:

association with an entity regulated by such commission, authority, agency or officer?:   No

engaging in the business of securities, insurance or banking?:   No

engaging in savings association or credit union activities?:   No

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?:   No

Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement::

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?:   No

places limitations on the activities, functions or operations of such person?:   No

bars such person from being associated with any entity or from participating in the offering of any penny stock?:   No

Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?:   No

Section 5 of the Securities Act?:   No

Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for

any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?:

No

Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?:

No

Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to

conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?:

No

> **Note:**
>
> If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

> **Instructions:**
>
> Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.
>
> No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include::

    1. any other material information presented to investors; and
    2. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

See attached offering memorandum.

> **Instructions:**
>
> If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
>
> (a) a description of the material content of such information;
>
> (b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than::

30-days of filing.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.housingus.co/investment